July 15, 2026

Kevin Wilson
Chief Financial Officer
Leef Brands, Inc.
Suite 2500 Park Place
666 Burrard Street
Vancouver, BC V6C 2X8, Canada

        Re: Leef Brands, Inc.
            Registration Statement on Form S-1
            Filed July 9, 2026
            File No. 333-297329
Dear Kevin Wilson:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Jason R. Wisniewski, Esq.